Exhibit 12.1

Virginia Electric and Power Company
Computation of Ratio of Earnings to Fixed Charges
(millions of dollars)
			Years Ended
	3 Months Ended March 31, 2005	12 Months Ended March 31, 2005	2004	2003	2002	2001	2000
Earnings, as defined:
Earnings before income taxes and minority interests in consolidated subsidiaries	$ 34	$ 525	$ 670	$ 919	$ 1,198	$ 733	$ 837
Fixed charges included in the determination of net income	76	271	266	311	304	310	303
Total earnings, as defined	$ 110	$ 796	$ 936	$ 1,230	$ 1,502	$ 1,043	$ 1,140

Fixed charges, as defined:
Interest charges	$ 75	$ 266	$ 262	$ 320	$ 311	$ 320	$ 297
Rental interest factor	3	11	11	10	10	10	6
Total fixed charges, as defined	$ 78	$ 277	$ 273	$ 330	$ 321	$ 330	$ 303

Ratio of Earnings to Fixed Charges	1.41	2.87	3.43	3.73	4.68	3.16	3.76